                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*


                           EXCEL Communications, Inc.
                           --------------------------
                                (Name of Issuer)


                     Common Stock $.001 par value per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   300903101
                                   ---------
                                 (CUSIP Number)


                              J. Christopher Dance
8750 North Central Expressway, Suite 2000, Dallas, Texas  75231, (214) 863-8000
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                August 15, 1996
                                ---------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ].

Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 300903101
          ---------

- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON - Troutt Partners, Ltd.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -  75-2664332


- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
                                                         (b)  [X]


- --------------------------------------------------------------------------------
3.   SEC USE ONLY



- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO


- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                             [ ]


- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
- --------------------------------------------------------------------------------

                7.  SOLE VOTING POWER
                           0
NUMBER OF
SHARES          8.  SHARED VOTING POWER
BENEFICIALLY           53,000,000
OWNED BY
REPORTING       9.  SOLE DISPOSITIVE POWER
PERSON WITH                0
               10.  SHARED DISPOSITIVE POWER
                       53,000,000


- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     53,000,000


- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]



- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.8%


- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 300903101
          ---------


- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON - Troutt Family Trust

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - The Trust does not have an I.R.S. identification number (since it is not required for federal income tax purposes).


- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
                                                         (b)  [X]


- --------------------------------------------------------------------------------
3.   SEC USE ONLY



- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO


- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                             [ ]


- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
- --------------------------------------------------------------------------------

                7.  SOLE VOTING POWER
                           0
NUMBER OF
SHARES          8.  SHARED VOTING POWER
BENEFICIALLY           44,016,326
OWNED BY
REPORTING       9.  SOLE DISPOSITIVE POWER
PERSON WITH                0
               10.  SHARED DISPOSITIVE POWER
                       64,180,000


- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     64,180,000


- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              [ ]



- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.0%


- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 300903101
          ---------


- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON - Kenny A. Troutt

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - ###-##-####


- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
                                                         (b)  [X]


- --------------------------------------------------------------------------------
3.   SEC USE ONLY



- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO


- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                             [ ]


- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- --------------------------------------------------------------------------------

                7.  SOLE VOTING POWER
                           0
NUMBER OF
SHARES          8.  SHARED VOTING POWER
BENEFICIALLY           64,180,800
OWNED BY
REPORTING       9.  SOLE DISPOSITIVE POWER
PERSON WITH                0
               10.  SHARED DISPOSITIVE POWER
                       64,180,800


- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     64,180,800


- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]



- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.0%


- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN

- --------------------------------------------------------------------------------

Item 1. Security and Issuer.
        -------------------

                The name of the issuer is EXCEL Communications, Inc. (the "Issuer"). The Issuer is organized under the laws of the State of Delaware and its principal executive offices are located at 8750 North Central Expressway, Suite 2000, Dallas, Texas 75231. The class of equity securities to which this statement relates are shares of common stock, par value $.001 per share, of the Issuer (the "Common Stock").

Item 2. Identity and Background.
        -----------------------

                (a) The persons filing this schedule (collectively, the "Reporting Persons") are Troutt Partners, Ltd., a Texas limited partnership (the "Partnership"), the Troutt Family Trust, a trust formed under the laws of the State of Texas (the "Family Trust"), and Kenny A. Troutt. The general partners of the Partnership are the Family Trust and the Kenny Allan Troutt Children's Trust, of which Steven J. Troutt is the trustee (the "KAT Children's Trust"). The Family Trust is the managing general partner of the Partnership.

                (b) The business address of the Partnership and the Family Trust is 10595 Strait Lane, Dallas, Texas 75229. The business address of Kenny
        A. Troutt, Steven J. Troutt, and the KAT Children's Trust is 8750 North Central Expressway, Suite 2000, Dallas, Texas 75231.

                (c) The principal business of the Partnership is to make a profit, increase wealth, and provide a means for Kenny A. Troutt, his spouse and their descendants to become knowledgeable of, manage, and preserve the assets of the Partnership in accordance with the terms of the Agreement of Limited Partnership of the

        Partnership (the "Partnership Agreement"). The principal business of the Family Trust is to hold trust property, including shares of Common Stock, to invest trust property, and to make distributions of trust property in accordance with the terms of the Agreement and Declaration of Trust of the Family Trust. The principal business of the KAT Children's Trust is to hold trust property, including shares of Common Stock, to invest trust property, and to make distributions of trust property in accordance with the terms of the Agreement and Declaration of Trust of the KAT Children's Trust. The present principal occupation of Kenny A. Troutt is Chief Executive Officer, President, Chairman of the Board, and a director of the Issuer and the present principal occupation of Steven J. Troutt is Director of Commissions of the Issuer (this is a management position only, and Steven J. Troutt is not an officer or on the Board of Directors of the Issuer).

                (d) In the past five years, none of the Reporting Persons, the KAT Children's Trust or Steven J. Troutt has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e) In the past five years, none of the Reporting Persons, the KAT Children's Trust or Steven J. Troutt has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f) The place of organization for the Partnership, the Family Trust and the KAT Children's Trust is Texas. The place of citizenship of Kenny A. Troutt and Steven J. Troutt is the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

                The acquisitions by the Partnership were funded by contributions by Kenny A. Troutt directly and indirectly through the Family Trust, the KAT Children's Trust and another trust established for the benefit of Kenny A. Troutt's children in exchange for the issuance of Partnership interests. No part of the acquisition price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. The acquisitions by the Family Trust were funded by contributions by Kenny A. Troutt and his spouse as grantors (out of both his separate property and their community property). The acquisitions by the KAT Children's Trust were funded by gifts from Kenny A. Troutt.

Item 4. Purpose of Transaction.
        ----------------------

                The purpose of the transaction was to establish, for estate planning and tax purposes, a trust (i.e., the Family Trust) and a limited partnership (i.e., the Partnership) to hold the shares of Common Stock previously held by Kenny A. Troutt and his spouse (both as his separate property and their community property) and by the trusts established for the benefit of Kenny A. Troutt's children. The Partnership and the Family Trust currently hold such shares for investment purposes only with the ultimate objective of realizing a capital gain upon disposition. None of the Reporting Persons currently has any plans or proposals that relate or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

                On August 15, 1996, Kenny A. Troutt, by gift, transferred 37,000,000 shares held as his separate property to the Family Trust, and Kenny A. Troutt and his spouse, by gift, transferred 7,016,326 shares held as their community property to the Family Trust. On August 15, 1996, Kenny A. Troutt also transferred 20,000,000 shares held as his separate property to the Partnership in exchange for a limited partnership interest. On August 15, 1996, the Family Trust transferred 32,388,163 shares to the Partnership for a limited partnership interest. On August 15, 1996, the Family Trust also transferred 448,163 shares to the Partnership in exchange for a general partnership interest. Additionally, on August 15, 1996, the KAT Children's Trust transferred 81,837 shares to the Partnership for a general partnership interest and the Lisa Elaine Troutt Children's Trust (the "LET Children's Trust") transferred 81,837 shares to the Partnership in exchange for a limited partnership interest.

                The Family Trust, as managing general partner of the Partnership, has the power to invest and dispose of all of the shares held of record by the Partnership and is, accordingly, deemed to be a beneficial owner of such shares. In addition, Kenny A. Troutt, as trustee of the Family Trust, has sole investment control over all of the shares held, directly or indirectly, by the Family Trust (which includes the shares held of record by the Partnership, including the shares contributed to the Partnership by the KAT Children's Trust and the LET Children's Trust). In addition, Kenny A.

        Troutt can revoke the Family Trust without the consent of any other person with respect to the separate property he contributed to the Family Trust. With respect to the community property held by the Family Trust, the trust can be revoked by either Kenny A. Troutt or his spouse without the consent of the other or any other person. As a result of such investment control and power to revoke, Kenny A. Troutt is deemed to be a beneficial owner of all of the shares held of record by the Family Trust and the Partnership.

                Accordingly, after such transfers, (i) Kenny A. Troutt beneficially and indirectly owns 64,180,800 shares of the Issuer (which include 800 shares of the Issuer acquired by his children in the Issuer's initial public offering), none of which are held of record by Mr. Troutt, (ii) the Family Trust beneficially owns 64,180,000 shares of the Issuer, of which 11,180,000 shares are owned of record by the Family Trust and 53,000,000 shares are owned indirectly by the Family Trust in its capacity as the managing general partner of the Partnership, and
        (iii) the Partnership owns beneficially and of record 53,000,000 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

                The Partnership Agreement provides that each of the partners has the right to vote the number of shares of Common Stock held by the Partnership that equal the total number of shares of such stock owned by the Partnership multiplied by the Partnership interest for such partner. The Partnership Agreement also provides that a unanimous vote of the partners may be required for certain dispositions of the Partnership's assets.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        Exhibit 1  Agreement of Limited Partnership of Troutt Partners, Ltd.
        ---------

        Exhibit 2  Joint Filing Statement.
        ---------

                                   SIGNATURES
                                   ----------
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


TROUTT PARTNERS, LTD.

By:  The Troutt Family Trust,
     its general partner


     By: /s/  KENNY A. TROUTT
        ---------------------              -------------------------------------
          Trustee                          Date:  August 22, 1996



THE TROUTT FAMILY TRUST


By: /s/  KENNY A. TROUTT
   --------------------------              -------------------------------------
     Trustee                               Date:  August 22, 1996


    /s/ KENNY A. TROUTT
- -----------------------------              -------------------------------------
Kenny A. Troutt, individually              Date:  August 22, 1996

               Exhibit
               -------


Exhibit 1      Agreement of Limited Partnership
- ---------
               of Troutt Partners, Ltd.

Exhibit 2      Joint Filing Statement
- ---------